HIVE Blockchain Technologies Ltd.
Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022 and 2021
(Expressed in US dollars)
(Unaudited)

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Financial Position (Expressed in US dollars unless otherwise indicated) (Unaudited)

	September 30,	March 31,
	2022	2022

Assets
Current assets
Cash	$8,142,444	$5,318,922
Amounts receivable and prepaids (Note 7)	9,157,766	7,978,327
Investments (Note 6)	6,483,383	17,000,742
Digital currencies (Note 8)	64,930,488	170,000,412
	88,714,081	200,298,403

Plant and equipment (Note 9)	132,013,242	177,542,744
Long term receivable (Note 7)	1,815,964	1,815,964
Deposits (Note 10)	45,759,781	59,693,744
Right of use asset (Note 14)	9,865,708	12,587,882
Goodwill and intangible asset	201,357	335,594
Total assets	$278,370,133	$452,274,331

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$10,359,730	$12,376,825
Current portion of lease liability (Note 14)	1,908,745	2,164,658
Term loan (Note 13)	7,886,568	9,375,244
Loans payable (Notes 4, 12)	1,224,102	1,224,102
Current income tax liability	2,285,000	1,013,803
	23,664,145	26,154,632

Convertible loan - liability component (Note 11)	5,191,364	5,599,007
Convertible loan - derivative component (Note 11)	807,310	4,986,354
Loans payable (Notes 4, 12)	12,034,125	14,468,237
Lease liability (Note 14)	8,180,897	10,484,536
Deferred tax liability	-	1,529,000
Total liabilities	49,877,841	63,221,766

Equity
Share capital (Note 17)	414,548,236	413,660,484
Equity reserve	15,014,447	12,236,169
Accumulated other comprehensive income	10,156,928	23,399,468
Accumulated deficit	(211,227,319)	(60,243,556)
Total equity	228,492,292	389,052,565
Total liabilities and equity	$278,370,133	$452,274,331

Nature of operations (Note 1)

Commitments and contingencies (Note 15)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Comprehensive (Loss) Income (Expressed in US dollars unless otherwise indicated) (Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
				Restated (Note 25)

Revenue from digital currency mining (Note 8)	$29,596,579	$52,619,094	$73,775,105	$89,858,861
Hosting revenue	-	953,958	-	2,696,864
	29,596,579	53,573,052	73,775,105	92,555,725

Cost of sales
Operating and maintenance costs	(13,656,022)	(7,593,349)	(30,817,773)	(13,814,033)
Depreciation (Notes 9, 14)	(24,322,657)	(9,626,529)	(50,074,838)	(16,525,711)
	(8,382,100)	36,353,174	(7,117,506)	62,215,981

Revaluation of digital currencies (Note 8)	(2,355,177)	1,702,190	(74,509,585)	26,237
Gain (loss) on sale of digital currencies (Note 8)	13,780	7,782	(69,805)	89,251

Expenses
General and administrative (Note 20)	(3,235,958)	(2,050,097)	(6,601,274)	(3,777,563)
Foreign exchange gain (loss)	7,091,390	(1,888,166)	3,434,880	(1,359,298)
Share-based compensation (Note 17)	(1,947,912)	(1,478,637)	(2,901,274)	(3,801,063)
	1,907,520	(5,416,900)	(6,067,668)	(8,937,924)

Unrealized gain (loss) on investments (Note 6)	(1,000,600)	6,168,239	(9,683,681)	359,716
Change in fair value of derivative liability (Note 11)	(192,150)	914,392	4,179,045	6,348,027
Change in fair value of escrow share liability (Note 5)	-	86,764	-	923,790
Impairment of miner equipment (Note 9)	(26,236,544)	-	(32,573,102)	-
Impairment of equipment deposits (Note 10)	-	-	(4,678,000)	-
Gain on sale of subsidiary	-	-	-	3,171,275
Gain on sale of mining assets	15,401	-	15,401	-
Finance expense (Note 19)	(938,697)	(888,075)	(1,928,211)	(1,795,126)
Net (loss) income before tax for the period	(37,168,567)	38,927,566	(132,433,112)	62,401,227

Tax recovery	131,000	-	131,000	-
Net (loss) income for the period	$(37,037,567)	$38,927,566	$(132,302,112)	$62,401,227

Other comprehensive income
Other comprehensive income to be reclassified to
profit or loss in subsequent periods:
Revaluation loss on digital currencies (Note 8)	$(154,721)	$16,315,447	$(13,811,094)	$9,498,673
Translation adjustment	(531,930)	(901,474)	568,554	(577,899)
Net (loss) income and comprehensive (loss) income for the period	$(37,724,218)	$54,341,539	$(145,544,652)	$71,322,001

Basic (loss) income per share	$(0.45)	$0.51	$(1.61)	$0.82
Diluted (loss) income per share	$(0.45)	$0.49	$(1.61)	$0.78

Weighted average number of common shares outstanding
Basic (Note 18)	82,253,061	76,396,406	82,247,555	75,862,137
Diluted (Note 18)	82,253,061	80,144,032	82,247,555	79,609,763

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Equity (Expressed in US dollars unless otherwise indicated) (Unaudited)

	Share capital			Accumulated other
			Equity	comprehensive	Accumulated	Total
	Shares issued	Amount	reserve	income	deficit	equity
		$	$	$	$	$
At March 31, 2021 (restated - Note 25)	73,542,407	259,905,407	5,095,314	10,057,592	(146,904,547)	128,153,766
Share-based compensation	-	-	3,801,063	-	-	3,801,063
Shares offering	1,471,800	22,788,531	-	-	-	22,788,531
Issuance costs	-	(771,548)	-	-	-	(771,548)
Atlantic acquisition	1,000,000	15,692,043	-	-	-	15,692,043
Shares and warrants issued for investment	800,000	12,726,694	2,030,045	-	-	14,756,739
Exercise of options	43,115	374,185	(131,456)	-	-	242,729
Vesting of restricted stock units	103,500	259,618	(259,618)	-	-	-
Income for the period	-	-	-	-	62,401,227	62,401,227
Translation adjustment	-	-	-	(577,899)	-	(577,899)
Revaluation gain on digital currencies	-	-	-	18,194,891	-	18,194,891
Realized gain on digital currencies	-	-	-	(8,696,218)	8,696,218	-
At September 30, 2021 (restated - Note 25)	76,960,822	310,974,930	10,535,348	18,978,366	(75,807,102)	264,681,542

At March 31, 2022	82,241,988	413,660,484	12,236,169	23,399,468	(60,243,556)	389,052,565
Share-based compensation	-	-	1,768,680	-	-	1,768,680
Shares offering	108,779	422,424	-	-	-	422,424
Share subscription receivable	89,279	342,333	-	-	-	342,333
Vesting of restricted stock units	7,000	122,995	1,009,598	-	-	1,132,593
Loss for the period	-	-	-	-	(132,302,112)	(132,302,112)
Translation adjustment	-	-	-	568,554	-	568,554
Revaluation loss on digital currencies	-	-	-	(32,492,745)	-	(32,492,745)
Realized loss on digital currencies	-	-	-	18,681,651	(18,681,651)	-
At September 30, 2022	82,447,046	414,548,236	15,014,447	10,156,928	(211,227,319)	228,492,292

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Cash flows (Expressed in US dollars unless otherwise indicated) (Unaudited)

For the six months ended September 30,
	2022	2021
		Restated - Note 25

Operating activities
Net (loss) income for the period:	$(132,302,112)	$62,401,227
Adjusted for:
Depreciation and amortization	50,074,839	16,525,711
Gain on sale of subsidiary	-	(3,171,275)
Unrealized loss (gain) on investments	9,683,681	(359,716)
Change in fair value of derivative liability	(4,179,044)	(6,348,027)
Impairment of miner equipment	32,573,102	-
Impairment of equipment deposits	4,678,000	-
Change in fair value of escrow share liability	-	(923,790)
Accretion and interest on convertible debt	1,536,296	420,335
Tax recovery	(131,000)	-
Share-based compensation	2,901,273	3,801,063
Interest expense	419,921	89,026
Foreign exchange gain	(1,479,872)	-
Changes in non-cash working capital items:
Amounts receivable and prepaids	(837,106)	(195,022)
Digital currencies	72,577,179	(47,441,681)
Accounts payable and accrued liabilities	(2,143,898)	(1,444,027)
Cash provided by operating activities	33,371,259	23,353,824

Investing activities
Deposits on equipment	(1,772,845)	(22,063,107)
Investments	-	(499,980)
Purchase of mining equipment	(24,784,966)	(55,209,142)
Cash divested from sale of subsidiary	-	(237,254)
Cash used in investing activities	(26,557,811)	(78,009,483)

Financing activities
Exercise of options	-	(16,889)
Shares offering	422,424	22,016,983
Repayment of loan	(880,338)	(568,299)
Repayment of debenture	(1,943,939)	(750,000)
Lease payments made, net of lease payments received	(1,325,517)	(1,226,327)
Cash (used in) provided by financing activities	(3,727,370)	19,455,468

Effect of exchange rate changes on cash	(262,556)	(323,184)
Net change in cash during the period	2,823,522	(35,523,375)
Cash, beginning of period	5,318,922	40,290,513
Cash, end of period	$8,142,444	$4,767,138

Supplemental cash flow information
Share consideration issued for Atlantic acquisition	$-	$18,559,804
Share consideration issued for investments	$-	$12,963,804

Supplemental disclosures:
Interest paid	$1,928,504	$286,047
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

1. Nature of Operations

HIVE Blockchain Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987.  The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "HBFA".  The Company's head office is located at Suite 855, 789 Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired digital currency mining data centre equipment in Iceland. Following the initial acquisition, the Company acquired additional data centre equipment in Iceland and Sweden throughout fiscal 2018.  Phases one and two of Sweden commenced operations on January 15, 2018, and March 31, 2018, respectively, while phase three commenced operations on April 30, 2018. On April 9, 2020, the Company acquired a data centre in Quebec, Canada, and on April 15, 2021 the Company acquired a data centre in New Brunswick, Canada. The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry.  The Company's operations are focused on the mining and sale of digital currencies to upgrade, expand and scale up its mining operations.  Digital currencies are subject to risks unique to the asset class and different from traditional assets.  Additionally, the Company may at times hold assets by third party custodians or exchanges that are limited in oversight by regulatory authorities.

The Company affected the consolidation of its common shares (Note 17) based on one post-consolidation common share for each five pre-consolidated common shares.  All common shares and per share amounts have been retroactively restated to reflect the consolidation.

The negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges to the Company including increased shipping costs and delaying obtaining equipment from China on a timely basis.  Additionally, the Company continues to face uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

2. Basis of Presentation

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting of the International Financial Reporting Standards" ("IFRS") as issued by the International Accounting Standards Board ("IASB") and follow the same accounting policies and methods of application as the Company's March 31, 2022 annual audited financial statements, unless otherwise noted (Note 9). These condensed interim consolidated financial statements do not include all the information required for full annual financial statements and accordingly, they should be read in conjunction with the Company's most recent annual statements.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities that have been measured at fair value.

The Company is in the business of the mining and sale of digital currencies for its own use, many aspects of which are not specifically addressed by current IFRS guidance.  The Company is required to make judgements as to the application of IFRS and the selection of accounting policies.  The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on November 14, 2022.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

3. Significant Estimates and Judgements

(a) Digital currencies - accounting

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for accounting for the revenue recognition from digital currency mining as well as subsequent measurement of digital currencies held.  Management has determined that revenues should be recognized as the fair value of digital currencies received in exchange for mining services on the date that digital currencies are received and subsequently measured as an intangible asset.  Management has exercised significant judgement in determining the appropriate accounting treatment.  In the event authoritative guidance is issued by the IASB, the Company may be required to change its accounting policies, which could have a material effect on the Company's financial statements.

(b) Useful economic life

Depreciation of data centre equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hash rates, technological changes, availability of hardware and other inputs. In the current period management revised the estimates of its expected life of certain computing equipment reducing the useful from 4 years to 2 years (Note 9).

4. Norway Acquisition

In May 2018, the Company completed the acquisition of two entities in Norway (the "Norway Acquisition"), Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos").

As consideration for the acquisition, the Company made cash payments of 55,576,560 Norwegian Kroner ("NOK") (US$6,902,498) to the former shareholders of Kolos, issued 950,000 common shares, issued 250,000 warrants exercisable at C$6.20 for a period of five years and incurred cash transaction costs of $428,127 related to the acquisition.

On May 10, 2021, the Company completed the sale of the net assets of Kolos Norway AS:

Net liability disposed of	$3,371,275
Less: Payment to acquirer	(200,000)
Gain on disposal	$3,171,275

The following are balance sheet items that were derecognized in the sale of the subsidiary:

May 10, 2021
Assets
Current assets
Cash and equivalents	$37,254
Amounts receivable and prepaids	878
Total assets	$38,132

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$82,540

Loans payable	3,326,867
Total liabilities	3,409,407

Net Assets	$(3,371,275)

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

5. Atlantic Acquisition

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic Inc. ("GPU Atlantic"), in consideration for 100% of GPU Atlantic, the Company paid total consideration of 1,000,000 common shares on closing valued at a total of $18.6 million (C$23.3 million).  200,000 of the common shares were allocated to a holdback and to GPU One earn-out upon delivery of certain earn-out conditions.  All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

GPU Atlantic has a 50-megawatt data centre campus located in New Brunswick, Canada.

Current assets	$671,709
Plant and equipment	12,898,994
Land	662,910
Building	4,576,290
Sales taxes refunds	75,780
Intangible assets*	696,192
Goodwill**	13,154,585
Accounts payable	(3,198,591)
Long-term debt	(10,978,065)
Net assets acquired	$18,559,804

Consideration paid	Contingent to April 15, 2021	Closing to March 31, 2022
Closing common shares - 800,000	15,174,278	15,174,278
Milestone common shares - 200,000	3,385,526	2,017,054
Total consideration	$18,559,804	$17,191,332

As part of the transaction, the Company also acquired a $10,978,065 (C$13,639,249) term loan (Note 13) included in the long-term debt acquired.  As part of the transaction, the Company incurred $83,197 of transaction costs which is included in general and administrative expenses.

* Intangible assets include an internally generated mining monitoring, tracking and generating software.

** Goodwill represents expected synergies, future income growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes. At the year ended March 31, 2022, the goodwill was fully impaired.

The purchase price allocation for acquisitions reflects fair value estimates which were finalized during the quarter ended June 30, 2022 with no adjustments to the amounts previously reported.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

6. Investments

The Company's investment holdings that are not traded in active markets by the Company are considered investments.  Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss.

On April 21, 2021, the Company completed a share swap transaction with Valour Inc. (formerly DeFi Technologies Inc.) pursuant to which HIVE received 10,000,000 common shares of Valour Inc., in exchange for 800,000 common shares of the Company, valued at C$16.0 million.

As at September 30, 2022, in addition to the investment of Valour Inc., the Company holds a number of non-material investments in both private and public companies.

The continuity of investments was as follows:

Investments
Balance, March 31, 2021	$981,736
Additions	16,856,828
Unrealized loss on investments	(837,822)
Balance, March 31, 2022	$17,000,742
Unrealized loss on investments	(9,683,681)
Foreign exchange	(833,678)
Balance, September 30, 2022	$6,483,383

7. Amounts Receivable and Prepaids

	September 30, 2022	March 31, 2022
Sales tax receivable	$4,947,394	$4,516,993
Prepaid expenses and other receivables	3,691,887	3,021,408
Receivable on sale of subsidiary*	1,815,964	1,815,964
Subscription receivable	342,333	-
Energy tax receivable	176,152	439,926
Total	$10,973,730	$9,794,291
Less: current portion	(9,157,766)	(7,978,327)
Long term portion	$1,815,964	$1,815,964

* Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable then the amounts will be received; otherwise the amounts will not be collectible.  Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

** Subsequent to period ended September 30, 2022, the Company received the $342,333 of subscription receivable.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

8. Digital Currencies

Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies at their fair value consist of the following:

	September 30, 2022	March 31, 2022
Bitcoin	$64,305,707	$117,669,390
Ethereum	468,257	52,301,707
Ethereum Classic	156,524	29,315
Total	$64,930,488	$170,000,412

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins
Digital assets, March 31, 2021	$18,858,987	322
Digital currency mined	109,289,154	2,368
Digital currency sold	(3,134,857)	(94)
Revaluation adjustment	(7,343,894)	-
Digital currencies, March 31, 2022	117,669,390	2,596
Digital currency mined	45,021,120	1,679
Digital currency sold	(22,690,265)	(933)
Revaluation adjustment	(75,694,538)	-
Digital currencies, September 30, 2022	$64,305,707	3,342

Ethereum	Amount	Number of coins
Digital assets, March 31, 2021	$38,640,733	20,041
Digital currency mined	97,854,252	31,840
Digital currency sold	(103,791,716)	(35,716)
Revaluation adjustment	19,598,438	-
Digital currencies, March 31, 2022	52,301,707	16,165
Digital currency mined	28,582,477	14,984
Digital currency sold	(67,788,768)	(30,793)
Revaluation adjustment	(12,627,159)	-
Digital currencies, September 30, 2022	$468,257	356

Ethereum Classic	Amount	Number of coins
Digital assets, March 31, 2021	$-	-
Digital currency mined	2,465,241	50,853
Digital assets received	751	-
Digital currency sold	(2,461,250)	(50,228)
Revaluation adjustment	24,573	-
Digital currencies, March 31, 2022	29,315	625
Digital currency mined	171,508	6,164
Digital currency sold	(45,317)	(1,087)
Revaluation adjustment	1,018	-
Digital currencies, September 30, 2022	$156,524	5,702

During the six-month period ended September 30, 2022, the Company sold digital currencies for proceeds totalling $71,772,894 (2021 - $43,079,778) with a cost of $90,524,350 (2021- $34,294,310), and recorded a loss on sale of $18,751,456 (2021- gain of $8,785,469).

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

9. Plant and Equipment

Cost	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2021	$105,530,948	$-	$-	$105,530,948
Atlantic acquisition (Note 5)	11,872,578	662,910	5,602,706	18,138,194
Disposals	(1,244,804)	-	-	(1,244,804)
Additions	190,643,420	-	11,935,014	202,578,434
Balance, March 31, 2022	$306,802,142	$662,910	$17,537,720	$325,002,772
Additions	29,119,103	-	6,694,670	35,813,773
Impairment	(52,690,318)	-	-	(52,690,318)
Balance, September 30, 2022	$283,230,927	$662,910	$24,232,390	$308,126,227

Accumulated depreciation and impairment	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2021	$83,932,145	$-	$-	$83,932,145
Disposals	(295,994)	-	-	(295,994)
Depreciation	63,033,428	-	790,449	63,823,877
Balance, March 31, 2022	$146,669,579	$-	$790,449	$147,460,028
Depreciation	48,436,094	-	334,079	48,770,173
Impairment	(20,117,216)	-	-	(20,117,216)
Balance, September 30, 2022	$174,988,457	$-	$1,124,528	$176,112,985

Carrying amount
Balance, March 31, 2022	$160,132,563	$662,910	$16,747,271	$177,542,744
Balance, September 30, 2022	$108,242,470	$662,910	$23,107,860	$132,013,242

During the six-month period ended September 30, 2022, the Company recorded an impairment on its mining equipment of $32,573,102.  The impairment was based on an assessment of the performance of the equipment in relation to prevailing replacement costs and the downturn of the prices of the Company's digital currencies. During the current three-month period the Company recorded $26,236,544 and $6,336,558 at June 30, 2022.

The Company tested its long-lived assets for impairment at September 30, 2022.  The recoverable amount of its mining assets was determined based on its value in use which was higher than the fair value less costs to dispose calculations and require the use of assumptions.  The calculations used cash flow projections based on financial forecasts approved by management covering a two-year period using the estimated assumptions described below:

• Bitcoin (BTC) prices were forecasted over the forecast period.  If BTC prices growth were adjusted down by 1% the impairment charge will change by $6.5 million.

• The discount rate was calculated based on market participant factors.  Changes in the discount rate by +/- 2% would result in an immaterial change in the impairment charge.

The Company recorded an impairment to its plant and equipment based on a pre tax discount rate of 12.74% and BTC annual price growth of 2.01%.

In addition, the Company continues to depreciate its plant and equipment over its estimated useful economic life.  The Company revised the useful economic life of certain GPU machines because of the merger of the Ethereum blockchain (ETH merge) from proof of work to proof of stake which occurred on September 15, 2022.  As a result, the Company changed the useful economic life of these assets from 4 years to 2 years.  The Company recorded accelerated depreciation of these assets of $13,502,000 in the current period, these assets are expected to be fully depreciated by the end of fiscal 2024.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

10. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden and deposit for equipment purchases, consisting of:

Description	September 30, 2022	March 31, 2022
Bodens Energi	$202,336	$241,291
Equipment Deposits	44,415,817	57,567,943
Skellefteå Kraft	-	523,088
Vattenfall AB	1,141,628	1,361,422
Total	$45,759,781	$59,693,744

The Company is exposed to counterparty risk through the significant deposits for the prepaid digital currency mining equipment it places with suppliers of mining hardware to secure orders and delivery dates.  The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized.  The Company attempts to mitigate this risk by procuring mining hardware from the larger more established suppliers and with whom the company has existing relationships and knowledge of their reputation in the market.

During the period ended September 30, 2022, the Company recorded an impairment on equipment deposits of $4,678,000.  The impairment was based on an assessment of deposits made on equipment purchase orders and the expected delivery of the equipment.

11. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of CAD$15.00 per Share.  Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants").  Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of CAD$15.00 per Share for a period of three years from closing.

The Company determined that the Convertible Loan contained an embedded derivative and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability.  The financial liability is variable because the functional currency of Hive Blockchain Technologies Ltd. is Canadian dollars and the Convertible Loan is denominated in US dollars, therefore the amount of common shares to be issued depends on the foreign exchange rate at the date of settlement. Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15,000,000 first to the derivative component for $8,560,630, with the residual value to the liability component for $6,439,370.  The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected weighted average life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

11. Convertible Loan (continued…)

Liability Component

Balance, March 31, 2021	6,290,741
Principal payment	(3,000,000)
Interest payment	(1,057,336)
Accretion and interest	3,365,601
Balance, March 31, 2022	5,599,006
Principal payment	(1,504,110)
Interest payment	(439,828)
Accretion and interest	1,536,296
Balance, September 30, 2022	$5,191,364

Derivative Component

Balance, March 31, 2021 (Restated - Note 25)	15,737,578
Change in fair value of liability	(10,751,224)
Balance, March 31, 2022	4,986,354
Change in fair value of liability	(4,179,044)
Balance, September 30, 2022	$807,310

The derivative component is re-valued each reporting period. As at September 30, 2022, the derivative component was revalued at $807,310 (March 31, 2022 - $4,986,354) using the Black-Scholes option pricing model with the following assumptions: share price of C$5.21 (March 31, 2022 - C$13.30) a risk-free interest rate of 1.75% (March 31, 2022 - 1.75%); an expected volatility of 100% (March 31, 2022 - 105%); and an expected weighted average life of 1.86 years (March 31, 2022 - 2.11 years).  Accordingly, the Company recorded a change in the fair value of the derivative liability of $4,179,044.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

12. Loans Payable

As part of the Norway Acquisition (Note 4) the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The loans from the Norway Acquisition were in default as at March 31, 2021.  On May 10, 2021, the Company sold the Norway subsidiary which included the loans (Note 4).  On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable.

A continuity of the loan balances are as follows:

	Norway	Boden	Total
	(Note 4)
Balance - March 31, 2021	$3,172,089	$18,361,495	$21,533,584
Interest	25,133	172,804	197,937
Repayment	-	(1,259,778)	(1,259,778)
Foreign exchange movement	129,645	(1,582,182)	(1,452,537)
Sale of Norway subsidiary (Note 4)	(3,326,867)	-	(3,326,867)
Balance - March 31, 2022	-	15,692,339	15,692,339
Interest	-	91,594	91,594
Foreign exchange movement	-	(2,525,706)	(2,525,706)
Balance - September 30, 2022	-	13,258,227	13,258,227
Less: Current portion	-	(1,224,102)	(1,224,102)
Non-current portion	$-	$12,034,125	$12,034,125

13. Term Loan

As part of the Atlantic acquisition (Note 5), the Company acquired a $10,978,065 (C$13,639,249) term loan. The facility bears interest at 3.33% per annum and a maturity date of June 30, 2024.  Principal payment of C$189,434 plus interest is payable monthly. During the period ended September 30, 2022, the term loan was renewed for another 12-month term.

Balance - March 31, 2021	$-
Atlantic acquisition (Note 5)	10,978,065
Interest	254,802
Repayment	(1,715,575)
Foreign exchange movement	(142,048)
Balance - March 31, 2022	9,375,244
Interest	147,265
Repayment	(1,027,603)
Foreign exchange movement	(608,338)
Balance - September 30, 2022	$7,886,568

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

14. Right of Use Asset and Lease Liability

During the period ended September 30, 2022, the Company recognized interest expense on the lease liability of $328,327 (September 30, 2021 - $72,067) which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2021	$5,753,128
Additions	12,458,260
Foreign exchange	(452,937)
Balance, March 31, 2022	$17,758,451
Additions
Foreign exchange	(2,368,189)
Balance, September 30, 2022	$15,390,262

Accumulated Depreciation
Balance, March 31, 2021	$(2,774,844)
Depreciation	(2,408,622)
Foreign exchange	12,897
Balance, March 31, 2022	$(5,170,569)
Depreciation	(1,170,428)
Foreign exchange	816,443
Balance, September 30, 2022	$(5,524,554)

Carrying Amount
Balance, March 31, 2022	$12,587,882
Balance, September 30, 2022	$9,865,708

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

14. Right of Use Asset and Lease Liability (continued…)

Lease Liability
Balance, March 31, 2021	$3,063,839
Lease payments made	(2,807,457)
Additions	12,458,260
Interest expense on lease liabilities	407,349
Foreign exchange	(472,797)
Balance, March 31, 2022	$12,649,194
Lease payments made	(1,325,517)
Interest expense on lease liabilities	328,327
Foreign exchange	(1,562,362)
10,089,642
Less: current portion	(1,908,745)
Balance, September 30, 2022	$8,180,897

Lease Disclosures
Interest expense on lease liabilities	$328,327
Total cash outflow for leases	$1,325,517

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$2,431,829
1 to 2 years	2,455,623
2 to 3 years	2,442,402
3 to 4 years	2,401,902
4 to 5 years	1,082,556
5 to 6 years	730,512
$11,544,824

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

15. Commitments and Contingencies

(a) Service agreements

The Company has a service agreement to operate and maintain their data centre computing equipment for the purpose of mining crypto currency on the cloud.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company has entered into a number of supplemental power pricing arrangements that provide a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB location in Sweden. These fixed price agreements are being accounted for as executory contracts; electricity costs are expensed as incurred.

(c) Capital and other commitments:

There were no capital or other commitments at the current or prior year end in addition to the commitments disclosed above.

(d) Obligations on mining equipment

The Company had purchase commitments of $13,098,797 as at September 30, 2022.

(e) Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business. Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

16. Related Party Transactions

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

a) As at September 30, 2022, the Company had $nil (March 31, 2022 - $22,275) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

b) As at September 30, 2022, the Company had $47,145 (March 31, 2022 - $nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities.  For the period ended September 30, 2022, the Company paid $177,968 (2021 - $60,000) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the period ended September 30, 2022, key management compensation includes salaries and wages paid to key management personnel and directors of $457,852 (2021 - $271,786) and share-based payments of $1,232,980 (2021 - $2,282,642).

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

17. Equity

(a) Authorized

 Unlimited common shares without par value

 Unlimited preferred shares without par value

(b) Issued and fully paid common shares

On May 24, 2022, the Company proceeded with the consolidation of its common shares on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares. The common shares, options, warrants and RSU's have been retroactively adjusted for impact of the share consolidation by the Company.

During the period ended September 30, 2022, the Company:

  Issued 7,000 common shares pursuant to the vesting of 7,000 restricted share-units. An amount of $122,995 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units.
  Issued 198,058 common shares (the "ATM Shares") pursuant to the ATM Equity Program for gross proceeds of $788,977 (CAD $1,073,333) of which $342,333 are subscription receivables. The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$5.42. Pursuant to the Equity Distribution Agreement, a cash commission of $24,202 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.
  Subsequent to the period ended September 30, 2022, the Company issued 483,375 common shares    (the "ATM Shares") pursuant to the ATM Equity Program for gross proceeds of $1,667,058 (CAD $2,176,493).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.45.  Pursuant to the Equity Distribution Agreement, a cash commission of $50,050 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.
  Subsequent to the period ended September 30, 2022 the Company issued 96,334 common shares upon exercise of restricted share units (Note 17e).

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than 1/4 of such options vesting in any 3-month period. All other options vest at the discretion of the Board of Directors.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

17. Equity (continued…)

Following is a summary of changes in stock options outstanding for the period ended September 30, 2022:

			Weighted average
	Outstanding		exercise price
Balance, March 31, 2021	2,830,839		4.33
Granted	415,000		20.05
Cancelled	(12,500)		1.45
Exercised	(386,823)		6.74
Balance, March 31, 2022	2,846,516	C$	6.31
Granted	415,200		5.66
Expired	(133,301)		1.50
Cancelled	(35,000)		19.32
Balance, September 30, 2022	3,093,415	C$	6.28

The stock options outstanding and exercisable as at September 30, 2022, are as follows:

Outstanding	Exercisable		Exercise price	Expiry date
2,000	2,000	C$	15.70	February 11, 2026
10,000	10,000		14.95	June 4, 2026
415,200	17,300		5.66	August 26, 2027
1,000,000	1,000,000		1.50	September 14, 2027
24,615	24,615		10.00	October 11, 2027
50,000	50,000		10.00	March 26, 2028
400,000	400,000		3.10	September 18, 2028
100,000	100,000		1.35	December 21, 2028
500,000	500,000		1.45	February 10, 2030
20,000	20,000		1.90	May 29, 2030
1,600	1,600		10.80	December 24, 2030
200,000	150,000		25.00	February 23, 2031
30,000	30,000		25.15	April 6, 2031
80,000	50,000		18.35	April 29, 2031
180,000	36,000		18.50	October 7, 2031
60,000	15,000		25.35	November 10, 2031
20,000	7,500		21.00	December 9, 2031
3,093,415	2,414,015

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

17. Equity (continued…)

(d) Warrants

Following is a summary of changes in warrants outstanding for the period ended September 30, 2022:

	Warrants		Weighted average
	outstanding		exercise price
Balance, March 31, 2021	1,250,000	C$	13.25
Issued**	2,323,727		28.13
Balance, March 31, 2022 and September 30, 2022	3,573,727	C$	22.92

The warrants outstanding and exercisable as at September 30, 2022, are as follows:

Outstanding		Exercisable		Exercise price	Expiry date
250,000	*	80,000	C$	6.20	May 22, 2023
1,000,000		1,000,000	C$	15.00	January 12, 2024
300,000	**	300,000	C$	15.55	July 12, 2023
1,917,050		1,917,050	C$	30.00	May 30, 2024
106,677	***	106,677	C$	30.00	September 15, 2024
3,573,727		3,403,727

* Of the 250,000 warrants granted as part of the Norway Acquisition (Note 4), 80,000 vest upon the receipt of all regulatory permits required to commence construction of a digital currency mining data centre in Ballangen, Norway.  A further 90,000 warrants vest upon the commencement of the mining of digital currency or other revenue generating activity on the property.

** For the year ended March 31, 2022, the Company issued 300,000 warrants as consideration for mining equipment.  Each full warrant entitles the holder to acquire one common share for C$15.55 for a period of 2 years. The warrants were valued at $2,030,045 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.46%; an expected volatility of 105%; an expected life of 2.00 years; a forfeiture rate of zero; and an expected dividend of zero.

*** On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io.  Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share.

On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115,023,000 (the "Offering").

On January 12, 2022, each Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant").  Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

17. Equity (continued…)

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan").  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  Currently, the RSU Plan has a limit of 10 million shares, which is not rolling.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

Following is a summary of changes in restricted share units outstanding for the period ended September 30, 2022:

Outstanding
Balance, March 31, 2021	356,800
Granted	8,000
Cancelled	(12,500)
Exercised	(290,800)
Balance, March 31, 2022	61,500
Granted	1,425,280
Exercised	(7,000)
Balance, September 30, 2022	1,479,780

Subsequent to September 30, 2022, the Company issued 96,334 common shares under the RSU plan  upon exercise of restricted share units.

(f) Share-based compensation

During the period ended September 30, 2022, $1,768,681 (2021 - $3,128,726) of share-based compensation expense was recognized in relation to the vesting of options, and $1,009,598 (September 30, 2021 - $672,337) of share-based compensation expense was recognized in relation to the vesting of RSUs.

During the period ended September 30, 2022, the Company:

  On August 26, 2022 granted 415,200 stock options to employees and officers with an exercise price of C$5.66 per share and an expiry date of August 26, 2027, which vest quarterly over a 24 month period.
  On August 26, 2022 granted 1,425,280 restricted share units to employees and officers with a fair value of C$5.66 per share, of which 43,200 RSUs vest quarterly over a 24 month period and the rest vest equally over a 24 month period.

The following weighted average assumptions were used for the valuation of the stock options:

	Fiscal Years
	2023	2022
Risk-free interest rate	3.05%	1.10%
Expected life (years)	5.00	9.88
Annualized volatility	105%	105%
Dividend rate	0.00%	0.00%

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

18. Income per Share

Income per common share represents net income for the year divided by the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	Three months ended September 30, 2022	Three months ended September 30, 2021
Basic weighted average number of common shares outstanding	82,253,061	76,396,406
Effect of dilutive stock options and warrants	-	2,650,399
Effect of convertible loan	-	1,097,227
Diluted weighted average common shares outstanding	82,253,061	80,144,032

	Six months ended September 30, 2022	Six months ended September 30, 2021
Basic weighted average number of common shares outstanding	82,247,555	75,862,137
Effect of dilutive stock options and warrants	-	2,650,399
Effect of convertible loan	-	1,097,227
Diluted weighted average common shares outstanding	82,247,555	79,609,763

19. Finance Expense

Finance expenses were comprised of the following for the periods ending:

	September 30, 2022	September 30, 2021
Interest and accretion on convertible loan	$1,535,746	$1,642,885
Interest on lease liabilities	328,327	86,760
Interest on loans payable	64,138	65,481
Total	$1,928,211	$1,795,126

20. General and Administrative Expenses

General and administrative expenses were comprised of the following for the periods ending:

	September 30, 2022	September 30, 2021
Management fees, salaries and wages	$712,443	$549,368
Marketing	409,446	298,179
Office, administration, and regulatory	2,918,917	1,587,559
Professional fees, advisory, and consulting	2,560,468	1,342,457
Total	$6,601,274	$3,777,563

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches.  The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable, investments, and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

At the period end the Company classified its financial assets into the following levels:

	As at September 30, 2022			As at March 31, 2022

Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$8,142,444	$-	$-	$5,318,922	$-
Digital currencies	-	64,930,488	-	-	170,000,412	-
Investments	2,281,467	-	4,201,916	12,524,161	-	4,476,251
	$2,281,467	$73,072,932	$4,201,916	$12,524,161	$175,319,334	$4,476,251

Liabilities
Convertible loan -derivative component (restated)	$-	$-	$807,310	$-	$-	$4,986,354
	$-	$-	$807,310	$-	$-	$4,986,354

Valuation of Assets / Liabilities that use Level 1 Inputs ("Level 1 Assets / Liabilities"). Consists of the Company's investments in common stock, where quoted prices in active markets are available.

Valuation of Assets / Liabilities that use Level 2 Inputs ("Level 2 Assets / Liabilities"). Consists of the Company's digital currencies, where quoted prices in active markets are available. The fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per coinmarketcap.com*.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management (continued…)

* Coinmarketcap.com is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial.

Valuation of Assets / Liabilities that use Level 3 Inputs ("Level 3 Assets / Liabilities"). Consists of the Company's investments in preferred stock, convertible notes and common stock. For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data. As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities for the period ended September 30, 2022:

	Fair value at			Change	Fair Value at,
Level 3 Continuity	March 31, 2022	Additions	Disposals	in fair value	September 30, 2022
Assets
Investments	$4,476,251	$-	$-	$(117,053)	$4,201,916
	$4,476,251	$-	$-	$(117,053)	$4,201,916
Liabilities
Convertible loan -derivative component	$4,986,354	$-	$-	$(4,179,044)	$807,310
	$4,986,354	$-	$-	$(4,179,044)	$807,310

The carrying values of the Company's cash, amounts receivable, accounts payable and accrued liabilities, term loan and loans payable approximate fair value due to their short maturities.  The carrying value of the Company's lease liability is measured as the present value of the discounted future cash flows.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company's primary exposure to credit risk is on its cash held in bank accounts as at September 30, 2022.  The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the custody of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due.  The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations caused by digital currency prices and exchange rates.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management (continued…)

As at September 30, 2022, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable and accrued liabilities	$9,172,442	$9,172,442	$-	$-	$-
Term loan	7,886,568	7,886,568	-	-	-
Convertible loan	11,225,823	3,697,007	6,682,579	846,237	-
Lease commitments	11,544,824	2,431,829	4,898,025	3,484,458	730,512
Loans payable and interest	14,378,355	1,104,996	2,174,006	2,126,025	8,973,328
Total	$54,208,012	$24,292,842	$13,754,610	$6,456,720	$9,703,840

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar, major purchases are transacted in US dollars, while financing to date has been completed in Canadian and US dollars.  As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency.  A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, and Icelandic Krona.  The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of September 30, 2022 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the US dollar:

	Net Monetary Position September 30, 2022 (USD$ equivalent)	Impact of 10% variance in foreign exchange rate (in foreign currency)
US Dollars	3,863,449	351,223
Canadian Dollars	406,167	28,623
Euros	10,140	942
Swiss Francs	(364,327)	33,851
Swedish Krona	621,714	5,085
Icelandic Krona	1,022,213	643

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates.  Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account.  The interest rate on the Company's loans are fixed for one year form the date of issuance resulting in limited exposure to changes in interest rates in the short term.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management (continued…)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any significant price risks with respect to its financial instruments.

Loss of access risk

The loss of access to the private keys associated with the Company's digital currency holdings may be irreversible and could adversely affect an investment.  Digital currencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the digital currency is held.  To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the digital currencies.

Irrevocability of transactions

Digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable.  Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital currencies or the operation of digital currency networks or exchanges in a manner that adversely affects investments held by the Company.

Digital asset risk

Digital currencies are measured at fair value less cost to sell.  Digital currency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and the political and economic conditions.  Further, digital currencies have no underlying backing or contracts to enforce recovery of invested amounts.  The profitability of the Company is related to the current and future market price of digital currencies; in addition, the Company may not be able to liquidate its holdings of digital currencies at its desired price if necessary.  Investing in digital currencies is speculative, prices are volatile and market movements are difficult to predict.  Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends. Digital currencies have a limited history, their fair values have historically been volatile, and the value of digital currencies held by the Company could decline rapidly.  A decline in the market prices of digital currencies could negatively impact the Company's future operations.  Historical performance of digital currencies is not indicative of their future performance.

Many digital currency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks.  In many digital currency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller.  In the data packets distributed from digital currency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the digital currency.  This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's digital currency.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management (continued…)

Digital currencies are loosely regulated and there is no central marketplace for exchange.  Supply is determined by a computer code, not a central bank.  Additionally, exchanges may suffer from operational issues, such as delayed execution, that could have an adverse effect on the Company.

Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of digital currencies, or may adversely affect the Company, its operations, and its investments.

Safeguarding of digital assets

The Company utilizes the Fireblocks platform to maintain custody, transfer, and secure a material portion of its digital currencies associated with its operations.  Fireblocks, with locations in New York and Tel Aviv, utilizes a secure hot vault and secure transfer environment to help establish connections between the Company's wallets and exchanges.  Fireblocks utilizes multi-party computation ("MPC") protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys.  The use of MPC ensures private key shards are never concentrated to a single device at any point in time.  The Company utilizes the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within the Fireblocks portal.  As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signor requirements.  All transactions initiated from Fireblocks that fail to meet the Company's predefined criteria per the engine policy are automatically rejected.  All internal wallets owned by the Company and external wallets for addresses of the Company's counterparties require multiple approvals in accordance with our whitelisting policy.  As such, the Company settles with counterparties or entities without the risk of losing funds due to deposit address attacks or errors. Fireblocks is SOC 2 Type II certified for the defined period and undergoes a SOC 2 review on an annual basis.  The Company reviews the Fireblocks SOC 2 report to ensure they maintain a secure technology infrastructure and that their systems are designed and operating effectively.  Additionally, the Company reviews its own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met.  Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated "A" by A.M. Best based on the strength of the policy and has had no known security breaches or incidents reported to date.

Digital asset mining risk

The digital asset mining industry has seen rapid growth and innovation.  In this environment of rapid change, there is no assurance that the Company will be unable to compete effectively.  The Company's expenses may be greater than we anticipate, and our investments to make the Company more efficient or to gain digital asset mining market share may not outpace our competitors.  Moreover, the cost of gaining efficiency and maintaining or enhancing profit margins may be more than the Company can support given its overall strategy of holding Bitcoin, the currency in which our operating profits are generated.  Among the factors that affect our position are the following.

ASIC and GPU miners and other necessary hardware for mining are subject to malfunction, technological obsolescence, shortages in the global supply chain and difficulty and cost in obtaining new hardware.  In this context, we note that much has been said in the media about the widespread availability of GPU based mining machines as former Ethereum miners shut down their operations.  The machines that HIVE requires are ASIC mining machines that are designed and built for Bitcoin mining, which is now our focus.  As a result, any major malfunction out of the typical range of downtime for normal maintenance and repair of our Bitcoin mining systems could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share. New ASIC miners can be costly and may be in short supply.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management (continued…)

There can be no assurances that the most efficient ASIC mining hardware will be readily available when we identify the need for it. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. As a result of competition for the latest generation ASIC mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Proof of work mining operations (such as the mining operations required to mine Bitcoin) consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. Regulatory changes or actions in foreign jurisdictions may affect the Company's business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects the Company's business. If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, the Company's business and the market price of the Company's common shares.  Because Bitcoin is a leading crypto currency, all of the foregoing risk factors may apply especially to Bitcoin, which is central to our business.

The Company's business strategy currently focuses on mining Bitcoin and, prior to the Merge Ethereum, and our hardware is limited to mining using current "proof-of-work" protocols.  There could be developments in proof of work protocols, or other competing validation methods or processes that render such business strategy obsolete or out of favor generally.  Proof-of-stake is an alternative method of validating digital asset transactions.  Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain.  Instead, the validator of the next block on a blockchain is determined, sometimes randomly, based on a methodology in the blockchain software.  Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has "staked" in order to become a validator.  As a result of the Merge, on September 15, 2022, Ethereum shifted to a proof-of-stake validation method, and the Company stopped mining Ethereum.  Should Bitcoin also shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., "mining" or "validating") may render our mining business less competitive or less profitable.  While we are not aware of how the Bitcoin blockchain could be so fundamentally modified, we have seen applications that offer sidechain alternatives to mining Bitcoin directly on the Bitcoin blockchain but that are integrated with the Bitcoin blockchain.  To date, such efforts that we are aware of have been directed at increasing the volume and speed of Bitcoin transaction processing.

The aggregate computing power of the global Bitcoin and Ethereum networks has generally grown over time and we expect it to continue to grow in the future.  The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing miners.  As the hash rate in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases.  The Bitcoin protocol responds to increasing total hash rate by increasing the "difficulty" of Bitcoin mining.  If this "difficulty" increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards.  Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.

Any decrease in the Company's effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

21. Financial Instruments and Risk Management (continued…)

Uncertain tax position

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope.  For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers' ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in digital currencies illegal for Chinese citizens in mainland China, and additional restrictions may follow.  As recently as September 2021, China's central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity. Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore, and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations.  In May 2021, the Chinese government announced renewed efforts to restrict digital currencies trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability.  Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in digital currency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to digital currency miners.  The United Kingdom's Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital currencies, contending that they are "ill-suited" to retail investors citing extreme volatility, valuation challenges and association with financial crime.

Foreign laws, regulations or directives may conflict with those of the jurisdiction we operate in and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in.  The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and our investment value.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

22. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 21).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies are not indicative of their future price performance.  The Company's digital currencies currently consist of Bitcoin, Ethereum, and Ethereum Classic.  The table below shows the impact for every 5% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at September 30, 2022.

Impact of 5% variance in price
Bitcoin	$3,215,285
Ethereum	23,413
Ethereum Classic	7,826

23. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is subject to externally imposed capital requirements due to its term loan (Note 13). The Company's overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2022.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

24. Segmented Information

The Company operates in one segment, the mining and sale of digital currencies.  External revenues are attributed by geographical location, based on the country from which services are provided.

September 30, 2022	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$73,775,105	$73,775,105

September 30, 2021	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$89,858,861	$89,858,861

The Company's plant and equipment are located in the following jurisdictions:

September 30, 2022	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$59,867,356	$69,513,970	$2,631,916	$-	$-	$132,013,242
ROU asset	4,500,400	5,208,370	-	-	156,938	9,865,708
	$64,367,756	$74,722,340	$2,631,916	$-	$156,938	$141,878,950

March 31, 2022	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$89,480,975	$84,501,305	$3,560,464	$-	$-	$177,542,744
ROU asset	5,370,052	7,036,748	-	-	181,082	12,587,882
	$94,851,027	$91,538,053	$3,560,464	$-	$181,082	$190,130,626

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

25. Restatement

Error in the valuation of convertible debentures

During the preparation of the 2022 year-end consolidated financial statements the Company identified an error in the calculation of the fair value and therefore the allocation of value of convertible debentures issued in the fiscal 2021 period.  The Company identified that the incorrect share price was used in valuation of the derivative liability.  The error impacted the consolidated statement of financial position as at period ended September 30, 2021, and the consolidated statement of income and comprehensive income with a decrease in fair value of the derivative liability by $6,319,247 and corresponding charge to the consolidated statement of income and comprehensive income.

Change in accounting policy

During the year ended March 31, 2022, the Company changed the accounting over its digital currencies from a broker - dealer model under IAS 2, Inventories to IAS 38, Intangible Assets.  The Company believes that the change in recording its digital currencies will provide shareholders with a better reflection of the Company's business activities and enhance the comparability of the Company's financial information to its industry peers.

The change in the accounting for digital currencies represents a voluntary change in accounting policy, which is accounted for retrospectively. In order to satisfy the requirements of IAS 38 Intangible Assets, with respect to the change, the interim consolidated financial statements for the six month period ended September 30, 2021, have been restated from using the procedures outlined below:

  To the extent there was an increase in value as a result of a revaluation, the increase shall be recognized in other comprehensive income and accumulated in equity under the heading of accumulated other comprehensive income (loss). However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss.
  If the digital currencies carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss.  However, the decrease shall be recognised in other comprehensive income to the extent of any credit balance in the accumulated other comprehensive income in respect of that asset.  The decrease recognized in other comprehensive income reduces the amount accumulated in equity.
  The cumulative other comprehensive income included in equity may be transferred directly to retained earnings when the surplus is realised.  The transfer from accumulated other comprehensive income to retained earnings is not made through profit or loss.

Error in the classification of holdback share consideration for the Atlantic Acquisition

During the preparation of the 2022 year-end consolidated financial statements the Company identified an error in the calculation and presentation of the 200,000 holdback common shares issued for the acquisition of Hive Atlantic (Note 5) for the period ended September 30, 2021.  The Company identified that the holdback shares should have been treated as a liability at the prior period but were presented within share equity. The error impacted the consolidated statement of financial position as at September 30, 2021, and the consolidated statement of income and comprehensive income with a recognition of a liability of $1,940,725, net of 20,000 holdback shares being released by period ended September 30, 2021 and recognition of a gain on change in fair value of the holdback shares of $923,790 to the consolidated statement of income and comprehensive income.

HIVE Blockchain Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2022
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

25. Restatement (continued…)

The table below summarizes the restated interim consolidated financial statements for September 30, 2021:

	As previously reported	Adjustments	As Restated

Consolidated Statements of Financial Position

Intangible asset	$14,821,519	$(318,142)	$14,503,377
Escrow share liability	-	1,940,725	1,940,725
Share capital	314,157,589	(3,182,658)	310,974,931
Equity reserve	10,057,459	477,889	10,535,348
Accumulated other comprehensive income	-	18,978,366	18,978,366
Accumulated deficit	(57,274,637)	(18,532,465)	(75,807,102)

Consolidated Statements of income and Comprehensive income

Other Items
Change in fair value of derivative liability	$28,780	$6,319,247	$6,348,027
Revaluation of digital currencies	9,524,910	(9,498,673)	26,237
Gain on sale of digital currencies	8,785,469	(8,696,218)	89,251
Change in fair value of escrow share liability	-	923,790	923,790

Net income for the period	$73,353,081	$(10,951,854)	$62,401,227

Other comprehensive income
Revaluation gain on digital currencies	$-	$9,498,673	$9,498,673

Net income and comprehensive income for the period	$72,775,182	$(1,453,181)	$71,322,001

Basic income per share	$0.97	$(0.14)	$0.82
Diluted income per share	$0.92	$(0.14)	$0.78

Consolidated Statements of Changes in Equity

Net income for the period	$73,353,081	$(10,951,854)	$62,401,227

Atlantic acquisition	$18,874,701	$(3,182,658)	$15,692,043

Revaluation of digital currencies	$-	$18,194,891	$18,194,891

Total equity	$266,940,411	$(2,258,867)	$264,681,544

Consolidated Statements of Cashflows

Operating activities
Net income for the period	$73,353,081	$(10,951,854)	$62,401,227
Change in fair value of derivative liability	(28,780)	(6,319,247)	(6,348,027)
Change in fair value of escrow share liability	-	(923,790)	(923,790)
Digital currencies	(65,636,572)	18,194,891	(47,441,681)

26. Comparative Figures

Certain figures in the comparative period consolidated statements of financial position, consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows have been reclassified to meet the current presentation.  In the current year reclassified Hosting revenue to conform to the nature of the amount and the operations of the Company.